April 21, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya Aldave

Re:	SiteOne Landscape Supply, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-217327

Ladies and Gentlemen:

As representatives of the several underwriters of the registrant’s proposed public offering of common stock and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request dated April 21, 2017 of the registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on Tuesday, April 25, 2017, or as soon thereafter as practicable.

In connection with the above-captioned Registration Statement and pursuant to Rule 460 under the Act, please be advised that there will be distributed to each underwriter or dealer, which is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ben Darsney
	Name:	Ben Darsney
	Title:	Director

/s/ Russell Schmidt
	Name:	Russell Schmidt
	Title:	Director

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
	Name:	Kristen Grippi
	Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Sara Coyle
	Name:	Sara Coyle
	Title:	Managing Director

By:	/s/ Keats Sexton
	Name:	Keats Sexton
	Title:	Director

As Representatives of the

Prospective Underwriters

[Signature Page to Underwriters’ Acceleration Request Letter]